1498790v1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

For Period Ended:     June 30, 2002
                   ------------------

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

  Buckhead America Corporation
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Full Name of Registrant


Former Name if Applicable

  7000 Central Parkway, Suite 850
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Address of Principal Executive Office (Street and Number)

  Atlanta, GA   30328
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)  The reasons  described in reasonable  detail in Part III of this
 -----        form could not be eliminated  without  reasonable effort
              or expense;
         (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The financial statements of Buckhead America Corporation (the "Company") as of June 30, 2002, are still in the process of being finalized. The Company recently changed its accounting services provider and has experienced delays in obtaining necessary information to complete the financial statements. The Company also has implemented staff reductions as part of its cost cutting measures in response to the current adverse economic conditions and downturn in the hospitality industry, and this has hampered the Company's efforts to complete the financial statements. The Company is filing this "Notification of Late Filing" to allow additional time to be able to accumulate and report accurate financial information.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:



         Robert B. Lee                (770)                    393-2662
     ------------------------  ----------------------  ------------------------
           (Name)                    (Area Code)           (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       X    Yes         No
     -----        -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

       X    Yes         No
     -----        -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that significant changes in the results of operations for the Company's quarter ended June 30, 2002, as compared to prior year's results, will be reflected in the financial statements of the Registrant. The Company has sold nine of its hotel properties since June 30 2001 and discontinued its hotel management business. The Company expects to report that its net loss for the six months ended June 30, 2002 will be in the range of $900,000 to $1,400,000.

                          Buckhead America Corporation
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:        August 14, 2002        By:     /s/ Robert B. Lee
              ----------------            ------------------------------
                                          Robert B. Lee, Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).